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                                                                    EXHIBIT 99.2

                         RESTATED KEY EMPLOYEE POLICY
                                      OF
                           CH2M HILL COMPANIES, LTD.


Section 1 - Purpose.

The purpose of this Restated Key Employee Policy is to outline the policies of CH2M HILL Companies, Ltd. (hereinafter referred to as the Corporation) in regard to stock ownership, key employee status, incentive bonuses, retirement provisions and procedures for stock acquisitions and dispositions by key employees. Neither this Policy nor the Key Employee Agreement shall in any way be construed as an employment agreement.


Section 2 - Definitions.

For the purposes of this Restated Key Employee Policy:

a. A "key employee" is an employee of the Corporation or an affiliate of the Corporation who is actively contributing to the success of the Corporation and who has been proposed and approved as a key employee in accordance with
     Section 3.b. below. Key employees may also be stockholders of the Corporation.

b. "Key Employee Voting Units." Key employees shall be entitled to vote on matters affecting this Restated Key Employee Policy. Such entitlement shall be based on one voting unit for each share of Common Stock or Class A Preferred Stock owned by the key employee and for each Voting Equivalent owned, as adjusted for any stock splits, stock dividends, and the like.

c. "Voting Equivalent." The Board of Directors may, in its discretion, recognize stock or other participation in the Corporation or its affiliate as the equivalent of stock in the Corporation for purposes of voting as a key employee. The Board of Directors shall define as a "Voting Equivalent" the amount of such stock or participation that will be equal to one key employee voting unit.

d. A "departing" key employee is one who separates from the Corporation and its affiliates and is not a discharged or withdrawing key employee.

e. A "discharged" key employee is one who is removed from employ of the Corporation and its affiliates because of failure to perform according to requisite standards, as decided in specific circumstances by the Board of Directors.

f. A "withdrawing" key employee is one who voluntarily separates from employ of the Corporation and its affiliates.

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g.   The words "separate" or "separation" shall mean the cessation of employee-employer relationships between a key employee and the Corporation or its affiliates, whether by retirement, discharge, dismissal, withdrawal, death, insanity, legal incapacity, or for any other reason.


Section 3 - Stock Ownership and Key Employees.

a. Purpose and Policy.

The purpose of this Section is to define the policy of the Corporation to maintain ownership of its stock by compatible persons actively contributing to its success. This policy is based on the belief of the original stockholders that stock ownership by competent, loyal, contributing employees will be of continuing benefit to the Corporation. Ownership of substantially all of the outstanding stock of the Corporation shall be restricted to employees or the Employee Stock Ownership Trust (ESOT) described in Article 8 of the Restated Bylaws. To assure this result, Common and Class A Preferred Stock in the Corporation may be held only by:

    -   Employees of the Corporation or an affiliate of the Corporation.
    -   The ESOT.
    - Persons who received stock by distributions from the ESOT before January 1, 1983, or transferees of such persons

b. Eligibility for Key Employee Status and Rights and Benefits Thereunder.

(1)  Designation of Key Employees.

     A person shall be a key employee of the Corporation when designated as such by a majority vote of the Board of Directors and the further approval of a majority of the key employee voting units entitled to vote and represented at the meeting. An employee of an affiliate of the Corporation may become a key employee following approval by the affiliate's Board of Directors, subject, however, to ratification by the Corporation's Board of Directors and a majority of the key employee voting units entitled to vote and represented at the meeting. Rights, benefits and responsibilities of key employees will be as hereinafter provided.

(2)  Key Employees in Affiliates.

     In the event of a transfer of full-time employment from one entity to another, a key employee in any CH2M HILL Companies, Ltd. affiliate shall automatically remain a key employee in the entity to which the key employee is permanently assigned. Rights, benefits and responsibilities of said transferred key employee shall be essentially the same.

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c. Redemption of Stock.

Upon a key employee's separation or in the event a key employee files a petition for bankruptcy or is the subject of an involuntary bankruptcy proceeding, or the key employee's stock of this Corporation is attached, garnished or levied upon; such key employee, the key employee's estate, or legal representative, or trustee holding said stock must sell and deliver forthwith the stock to the Corporation and the Corporation must purchase said stock on the following basis:

(1)  Market Value Components.

     The market value of a share of Common Stock or Class A Preferred Stock shall be the sum of the following two components divided by the number of shares of Common and Class A Preferred Stock then outstanding (as adjusted for any stock splits, stock dividends, and the like) and the number of Voting Equivalents deemed appropriate by the Board of Directors:

          a)   Present Book Value Component.

               The present book value component shall be the total book value of the Corporation as of the end of the last preceding tax year, as audited. Nonrecurring or abnormal transactions may be excluded from the above definition of the present book value component at the discretion of the Board of Directors.

          b)   Present Going Concern Value Component.

               The present going concern value component shall be 1.5 times the previous five fiscal year average of "net income," which is defined as the net income on an accrual basis according to the books of the Corporation, as audited, after the deduction of all costs but before the deduction of bonuses and income taxes. Said net income is to generally include that of Corporation subsidiaries in proportion to the respective ownership by the Corporation therein (e.g., if the Corporation owns 51 percent of a subsidiary, 51 percent of that subsidiary's net income as defined herein would be included in this computation). Nonrecurring or abnormal transactions may be excluded from the above definition of net income at the discretion of the Board of Directors.

          c)   Computation Approval.

           The computation of the above two components shall be made annually and approved by the Board of Directors.

          d).  Redemption Components.

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               The components to be used for calculating the redemption value may be modified in accordance with Subsection d. of this Section.

(2)  Nondelivery.

     In the event stock certificates are not delivered to the Corporation by the key employee at the time of separation, transfer of subject stock may be made at the discretion of the Board of Directors to the Corporation on the stock transfer books. At the same time, the Corporation shall issue appropriate promissory note(s) to the key employee, and the records for stock certificates transferred in this manner shall be changed to show cancellation of the subject stock.

(3)  Source of Funds for Stock Repurchase.

     Funds for repurchase shall be the corporate income, accumulated income, and such portions of surplus, earned or paid in, and capital, as may be permitted by statute.

(4)  Method of Payment.

     As of the date of separation, the key employee, the key employee's estate, or legal representative, shall deliver all stock certificates to the Corporation. In exchange for such stock, withdrawing key employees shall receive promissory notes in accordance with Subsection d. (4) of this Section. All other key employees separating from the Corporation shall receive a single promissory note.

     Terms of all notes will provide that on the date the note is issued (the Note Date) and each succeeding anniversary of the Note Date until totally paid, 1/10 of the original principal will be paid to the key employee, the key employee's estate, or legal representative, and that the Corporation has the right to prepay all or any portion of the notes in accordance with the applicable provisions of the Key Employee Policy or Board of Directors policy at the time of prepayment. The Note Date will be within 75 days after the meeting of the Board of Directors that acts on the separation of the key employee. Any promissory notes issued for stock will bear interest, to be paid annually, at the rate of 3/4 of the U.S. Federal Reserve discount rate in effect on January 1 of the calendar year in which the notes are issued, to be adjusted on each succeeding January 1 to 3/4 of the U.S. Federal Reserve discount rate then in effect; provided, however, that if a payee dies, the next payment shall be due on the last day of the eighth full month after date of death, and subsequent payments shall be due annually thereafter, i.e., on the anniversary of the day on which the payment was made following death.

     The Board of Directors, in its sole discretion, may make the decision to pay the redemption value in a cash lump sum at the time of separation or thereafter.

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     Annual payment for redemption of stock, except for key employees who are retired, totally disabled or dismissed and their heirs or legal representatives may be limited at the sole discretion of the Board of Directors to 2.5 percent of the net income as defined in Subsection c.(1)(b) of this Section. Postponed sums shall be a debt of the Corporation and shall bear interest at the rate of 3/4 of the U.S. Federal Reserve discount rate in effect on January 1 of the calendar year in which postponement occurs, interest to be paid annually. In event the sums available are inadequate, the total sums available shall be prorated among the selling key employees. Deferred payments shall have priority the following year over payments becoming due in said following year.

     Subject to any limitations of this paragraph or any other provision of this Restated Key Employee Policy, the Corporation may accelerate payment of principal in accordance with such policies as the Board of Directors may from time to time establish.

d.   Provisions of Redemption.

(1)  Determination of Redemption Value.

   Stock to be redeemed by the Corporation under provisions of Section 3.c.
     above, shall be based on the applicable redemption value components determined for the last preceding tax year, as audited.

   The redemption value of such stock shall be the current market value as defined in Section 3.c.(1) above. However, the redemption value for stock of a discharged key employee or a key employee withdrawing to compete shall be only the present book value component of the stock or the market value of each specific share of stock at the time of acquisition by the key employee, as adjusted for any stock splits, stock dividends, and the like, whichever is greater, except that in no event shall the redemption value be more than the current market value of the stock.

(2)  Payment.

Payment for stock redeemed by the Corporation shall be according to the provisions of Section 3.c.(3) and (4) above.

In the event a separated key employee dies prior to receiving all payments, the remaining payments shall be made to the estate or legal representative.

(3)  Appointment of Legal Representative.

If no legal representative has been appointed for a legally incapacitated key employee, the Corporation may seek the appointment of such legal representative.

(4)  Withdrawing Key Employee.

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A withdrawing key employee shall be issued two promissory notes in exchange for stock, except that a withdrawing key employee who is judged by the Board of Directors to compete shall be issued only one promissory note, i.e., "A" following. One note ("A") shall be issued for an amount equal to the present book value component of the stock held or the market value of each specific share of stock at the times of acquisition by the key employee, as adjusted for any stock splits, stock dividends, and the like, whichever is greater; but in no event shall the amount be greater than the current market value; the other note ("B") shall be issued for an amount equal to the current market value of all shares held less the amount of note "A."

Payments shall be made as stated above in Subsection 3.c.(4) as long as the withdrawing key employee does not compete with the Corporation or an affiliate. If the withdrawing key employee competes, note "B" shall be canceled and no further payment shall be made for this component of the subject stock. Any amounts previously paid on note "B" shall be deducted from subsequent payments on note "A"; any amounts paid the key employee on note "B" which are not recoverable by remaining payments on note "A" shall immediately become due and payable by the withdrawing key employee to the Corporation.

     In determining whether or not a withdrawing key employee engages in a competitive enterprise, the judgment of the Board of Directors shall be conclusive.

e. General Conditions Applicable to All Key Employees Whose Stock is Being Redeemed.

(1)  Specific Performance.

     The Corporation may seek specific performance of all or any parts of its rights and the obligations of its key employees pursuant to this Section. In the event the Corporation prevails in any action or suit to enforce this Restated Key Employee Policy or arising from this Restated Key Employee Policy, it shall be entitled to such reasonable attorneys' fees as may be determined by the court.

(2)  Disclosure.

     All persons becoming key employees must accept their stock with knowledge of this Section and shall receive a copy of the Restated Bylaws of this Corporation together with this Restated Key Employee Policy. All persons becoming key employees are conclusively presumed to have full knowledge and understanding of this Restated Key Employee Policy and the Restated Bylaws and all duly adopted amendments thereto.

f. Redemption of Stock Pledged as Collateral.

(1) Subject to the provisions of this Section, key employees may pledge part or all of their shares of stock in the Corporation as collateral for a loan or loans from a

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     commercial bank, from the CH2M HILL Federal Credit Union, or any other financial institution approved by the Board of Directors.

(2) In the event of a default by a key employee in repayment requirements of a loan secured by a pledge of said stock, and upon demand of the lender, the Corporation shall pay to the lender an amount equal to sixty (60) percent of the current market value (as defined in Section 3.c.(1) above) of the pledged stock, as adjusted for any stock splits, stock dividends and the like.

(3) Upon payment by the Corporation to a lender as described in paragraph (2) above, the lender shall deliver the pledged stock together with an appropriate stock power endorsed in blank by the key employee to the Corporation. Thereafter, transfer of ownership of said stock free and clear of any interest of said key employee or said lending institution shall be made to the Corporation on the Corporation's books.


Section 4 - Retirement Policy.

a.   Normal/Mandatory Retirement.

     Key employees who are classified as employees in bona fide executive or high policy-making positions, as defined by applicable federal regulations, will have a mandatory retirement age of 65. Such key employees must retire as key employees and sell their shares of stock to the Corporation no later than January 1 of the year following their 65th birthday or at such later time that said classification is made, unless the Board of Directors affirmatively votes to continue such key employees beyond age 65.

b.   Voluntary Retirement.

     Key employees may retire as a key employee at any time following their 60th birthday. In order to retire, a key employee must terminate employment and sell all stock held to the Corporation.

c.   Employment After Retirement.

     Key employees, after retirement pursuant to Subsections a. and b. above, may be rehired as employees. Their compensation for such services shall be separate from any deferred compensation they may receive.


Section 5 - Incentive and Retirement Pay.

a.   Policy.

     The policy of the Corporation is that Key Employee Incentive Bonuses and Key Employee Bonuses After Retirement shall be payable at the discretion of the Board of

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     Directors. Any such bonuses may be given additional or other names or acronyms as determined by the Board of Directors. In determining the amount of said bonuses the Board of Directors shall consider the general business condition of the firm, including such factors as performance, profitability, business projections, financial condition and capital requirements.

b.   Payment.

     Said incentive bonuses may be paid in cash, stock of this Corporation, other monetary instruments, or a combination , at the discretion of the Board of Directors.


Section 6 - Disability of Key Employee.

A permanently disabled key employee, either partially or fully, due to sickness or accident, unless eligible for KEBAR as stipulated in Subsection 7. b. below, shall receive a pro rata share of Key Employee Bonus for twelve (12) months after first becoming disabled, and thereafter receive a portion of said bonus which shall be determined on the basis of the key employee's continuing value to the firm, as determined by a majority vote of the Board of Directors. The basis for determining the degree of disability or whether the disability is temporary or permanent shall be the same as that of the insurance company writing the accident or sickness insurance which is making payments, or if it has no basis, the standards of the Oregon State Industrial Accident Commission or its successor agency shall apply.


Section 7 - Key Employee Bonus.

a.   Policy and Definition.

     Assuming the business conditions of the company permit, it is intended that the Directors declare an annual Key Employee Bonus. Said sum shall be available for Key Employee Bonuses (KEB) and Key Employee Bonuses After Retirement (KEBAR) to be allocated among the key employees at the discretion of the Board of Directors, based on the key employee's value to the firm and current performance.

b.   KEBAR.

(1)    Key Employees Selected after December 31, 1972  and Pension Offset.

       Because a Pension Plan for employees was established in 1973, key employees selected after December 31, 1972 shall not participate in KEBAR. The annual KEBAR payment to be paid to key employees selected prior to December 31, 1972 under the provisions of this Section 7. b.
       (2) - (5), shall be reduced by the annual payment these employees could receive for the pensioner's life from the Pension Plan and other retirement programs during the period of KEBAR

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       payment if they were age 55 years at separation or at their actual age at separation, up to age 65, whichever is greater.

(2)    Declining Basis.

       A retired key employee, or one who withdraws not to compete shall participate on a declining basis in the Key Employee Bonus. Participation shall decline by ten (10) percent each year. In other words, for the first year of retirement or withdrawal, it shall be ninety (90) percent of what it would have been if the key employee had not retired or withdrawn, eighty (80) percent the second year, and so on. In the year following the ninth year of retirement or withdrawal, the participation of the retiring or withdrawing key employee shall be zero (0) percent. KEBAR payments made pursuant to a rating or evaluation system shall be based on the average rating over the last three (3) years of preretirement or prewithdrawal employment. Subject to other applicable limitations of the Key Employee Policy, permanently disabled, legally incapacitated key employees, or departing key employees over sixty (60) years of age shall participate in KEBAR the same as a retired employee.

(3)    20 Years Service for Full Amount.

       To receive full KEBAR pursuant to the above, an employee must be a key employee twenty (20) years prior to separation. Years of service as a partner in the predecessor partnership, Cornell, Howland, Hayes & Merryfield, through 31 December 1965, and any other longevity credit granted by the Board of Directors, will be considered key employee years, and will apply in computing eligibility for KEBAR. If a key employee completes fewer than twenty (20) years as a key employee before separation as provided in (2) above, the amount of KEBAR will be prorated in accordance with the number of years thus employed. Provided, however, this Section 7. b. (3) does not apply to persons who were key employees prior to 1 June 1968 who retire and do not compete.

(4)    Noncompetition.

       Persons shall not receive KEBAR as provided above if they compete with the Corporation or an affiliate after separation. In order to remain eligible for KEBAR, a separated key employee shall request in writing and receive approval of the Board of Directors of any employment after leaving the firm. The Board of Directors shall render a decision within 30 days of receiving the written request or requests. The judgment of the Board of Directors as to what constitutes competition shall be conclusive.

(5)    Withdrawing Key Employee.

       A withdrawing key employee or a departing key employee less than sixty
       (60) years of age will receive KEBAR computed annually as if retired, except:

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               a)   The amount will be further adjusted in accordance with the number of years the person has been a key employee to provide for five (5) percent vesting for each year of being a key employee. In other words, the key employee's right to receive KEBAR will reach five (5) percent at the end of the first year as a key employee and will increase five (5) percent per year up to 100 percent at the end of the 20th year as a key employee.

               b) Payment for each annual KEBAR will be deferred for a period of five years or payments will start at age 60, whichever first occurs. For example, if a person age 53 who has been a key employee four years withdraws as of December 31, 1970, the key employee will accrue twenty (20) percent (four (4) years times five (5) percent per year vesting when one withdraws) of the amount they would have received if they could have retired. (To retire one must be age sixty (60) or above). In this case, the key employee will receive twenty
                    (20) percent of twenty (20) percent or four (4) percent of full KEBAR as both the vesting and reduction for length of service provisions apply in circumstances involving withdrawal or termination by the Corporation or an affiliate before age sixty (60) no matter what date key employee status began. The first KEBAR payment would be computed as of December 31, 1971 . The first payment will be made in 1977, providing the key employee does not compete in the meantime. In the event of competition, the key employee forfeits this and all subsequent KEBAR payments.

c. Method and Time of Payment After Separation.

   In the event a key employee who is entitled to a Key Employee Bonus is separated other than at the end of a year, Key Employee Bonus shall be paid on a prorated basis only for the part of the year prior to separation, except that a key employee who withdraws during the year to compete with the Corporation shall not be entitled to and shall not receive such prorated bonus. Payment for such bonuses will be made at the time KEB payments are made to key employees who worked for the entire year.

   If the person being separated is entitled to KEBAR, the first payment will be computed for the first full fiscal year after the year of separation from the firm and will be made, or accrue according to provisions of 6.b.(5)(b) above, at the time normal KEB payment is made. If the person is separated other than at the end of a year, the first payment shall be on a prorated basis for the part of the year after separation. It is the intent that the key employee who is separated other than at the end of a year shall receive for that year a Key Employee Bonus on a prorated basis for the part of the year prior to separation, and the first payment for KEBAR on a prorated basis for the part of the year after separation, so that the total proration will cover all twelve (12) months of the year of separation. For example, if the key employee is separated on March 31 of a

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   year, they will receive 3/12 of the total Key Employee Bonus to which they would otherwise be entitled, and 9/12 of the payment for KEBAR. Each subsequent payment for KEBAR shall be on the basis of the remaining prorated amount to complete the annual payment for the prior year and the prorated amount for the current year. In the case of the example, the second payment for KEBAR would be 3/12 for the first year and 9/12 for the second year; the third payment 3/12 for the second year and 9/12 for the third year etc., until the 11th payment, which would be 3/12 for the tenth year.

d. Participation Terminates on Death.

   The right of a separated noncompeting key employee to participate in Key Employee Bonuses shall terminate on death and the share for the year of death shall be prorated. Payments which were deferred under (5)(b) above will be accrued and an interest-free promissory note for said amount payable to the estate in five (5) equal annual installments or sooner at the discretion of the Board of Directors, shall be delivered to the key employee's Executor or personal representative.



Section 8 - Common Stock and Class A Preferred Stock.

a. Shares Available for Issue.

   The Board of Directors shall have available for issue as hereinafter provided the following stock, as adjusted for any stock splits, stock dividends and the like:

     (1) Those shares returned to the Corporation by key employees as provided for in the Restated Bylaws, plus

     (2) Those shares for which the Corporation receives paid-in capital in the full amount of their market value plus, within the limits of the Corporation's authorized shares, such additional shares for acquisitions or other purposes as deemed appropriate by the Board of Directors.

     (3)  Shares available under a.(1) not issued in previous years.

b. Issuance of Common and Class A Preferred Stock.

     (1) From the shares available to it for issue under a. above, the Board of Directors, subject to the conditions hereinafter provided, shall make stock available to eligible key employees, at its discretion, based on an annual evaluation of the performance of the key employee.

     (2) Key employees who own, excluding beneficial interest in Corporation stock held by an Employee Stock Ownership Trust, more than 25,000 shares of the outstanding stock of the Corporation may not acquire additional stock. Key

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          employees who own fewer than 25,000 shares may acquire additional shares provided their total stock ownership does not exceed 25,000 shares.

     (3) Stock may not be held by or sold to any person or entity except as specified in Section 3. above.



Section 9 - General Conditions.

a. Outside Activities or Part-Time Employment.

   Key employees will not participate in the governance or operation of any other business without first obtaining consent in the manner prescribed by the Board of Directors.

   In order to work less than full time, a key employee must obtain consent in the manner prescribed by the Board of Directors.

b. Conduct Lawful.

   Key employees agree to abide by and carefully follow the professional requirements, if any, and laws of the state in which they are working.

c. No Personal Use of Credit.

   No key employee shall, without the consent of the Board of Directors, in any way use the Corporation name or credit, directly or indirectly, for the purpose of endorsement, guaranty or otherwise except for the Corporation's business.

d. Personal Credit.

   Key employees shall punctually pay their separate debts and maintain their credit in good standing.

e. The Corporation Owns Patents.

   Key employees agree that any patents, inventions, or improvements made, invented, or acquired during the term of their employment relating generally or specifically to any matter or thing connected in any way with the work of the Corporation or an affiliate shall, at the option of the Corporation, become the sole property of the Corporation. The Corporation shall pay necessary and proper expenses incurred in the acquisition of patents. All necessary instruments shall be executed to accomplish the same.

f. Notice of Withdrawal or Retirement.

   Key employees shall give reasonable advance notice of their intention to withdraw or retire.

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Section 10 - Action to Enforce Policy.

In the event of any suit or action by the Corporation or an affiliate to enforce any of the terms of this Policy, if the Corporation prevails, it shall be entitled to such reasonable attorney's fees as the court may deem advisable. In addition, the Corporation shall also be entitled to its costs and disbursements.



Section 11 - Acknowledgment of Terms.

Prior to becoming a key employee, the Corporation and key employee shall execute an agreement wherein both acknowledge that they are bound by the terms of this Restated Key Employee Policy and the key employee further acknowledges receiving, reading and understanding a copy of this Policy and a copy of the Restated Bylaws of this Corporation.



Section 12 - Authority and Discretion of Directors.

So long as they act in good faith, the judgment of the Board of Directors as exercised within this Restated Key Employee Policy and the Restated Bylaws of this Corporation shall not be questioned by any person.



Section 13 - Construction of Restated Key Employee Policy and Agreement.

This Restated Key Employee Policy is part of a Restated Key Employee Agreement entered into between the Corporation and the key employee. It is subject to changes and modifications pursuant to the terms of the Restated Key Employee Agreement.



Section 14 - Amendment.

This Restated Key Employee Policy may be altered, amended, or repealed or a new Policy may be adopted only with the approval and recommendation of a majority of the Board of Directors and the affirmative approval of a majority of key employee voting units entitled to vote and represented at the meeting.

     As restated by stockholder action on February 9, 1974, and as amended:
                               February 15, 1975
                               February 14, 1976
                               February 12, 1977

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                               February 18, 1978
                               February 23, 1980
                               February 21, 1981
                               February 20, 1982
                               February 26, 1983
                               December 15, 1983
                               February 25, 1984
                               February 23, 1985
                                 March 8, 1993
                               September 6, 1994
                                January 1, 1996
                                October 23, 1997

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